

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 31, 2016

<u>Via E-Mail</u>
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, Texas 76051

      Re: United Development Funding IV
              Schedule 14D-9
              Filed on October 24, 2016
              SEC File No. 005-87401

Dear Mr. Greenlaw:

      We have reviewed your filing and have the following comment.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 14D-9

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2</u>

1.   We note that you incorporate certain disclosure required by this item by reference to your definitive proxy statement filed on May 7, 2015. Because the proxy statement was not sent to security holders in the past year, the disclosure may not be incorporated by reference. Refer to the Instruction to Item 1005(d) of Regulation M-A. Please amend your filing to provide the disclosure required by Item 3 of Schedule 14D-9 and Item 1005(d) of Regulation M-A.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Daniel F. Duchovny
　　　　　　　　　　　　　　Daniel F. Duchovny
　　　　　　　　　　　　　　Special Counsel
　　　　　　　　　　　　　　Office of Mergers & Acquisitions